Exhibit 99.1

Transactions In Connection with Share Buy-back Program

Company Announcement

COPENHAGEN, Denmark; April 7, 2025 – Genmab A/S (Nasdaq: GMAB). On March 25, 2025, Genmab announced the initiation of a share buy-back program to repurchase up to 2.2 million shares to reduce capital and to honor our commitments under the Restricted Stock Unit program. The share buy-back program is expected to be completed no later than July 10, 2025.

The following transactions were executed under the program from March 31 to April 4, 2025:

Trading Platform		No. of shares	Average price (DKK)	Total value (DKK)
Accumulated through last announcement		233,556		319,971,942.97
March 31, 2025	XCSE	49,478	1,342.63
	BCXE	25,000	1,342.85
	AQEU	3,596	1,342.79
	TQEX	5,000	1,342.87
	Total	83,074		111,544,914.00
April 1, 2025	XCSE	50,906	1,308.77
	BCXE	25,500	1,308.62
	AQEU	2,911	1,307.66
	TQEX	4,755	1,307.89
	Total	84,072		110,019,427.00
April 2, 2025	XCSE	51,447	1,278.28
	BCXE	25,320	1,277.95
	AQEU	4,674	1,277.41
	TQEX	4,965	1,278.17
	Total	86,406		110,438,006.00
April 3, 2025	XCSE	51,162	1,283.49
	BCXE	26,200	1,283.62
	AQEU	4,600	1,283.38
	TQEX	5,069	1,283.57
	Total	87,031		111,706,673.00
April 4, 2025	XCSE	36,698	1,277.18
	BCXE	18,346	1,276.76
	AQEU	1,606	1,277.99
	TQEX	5,300	1,270.68
	Total	61,950		79,080,513.00
Total		402,533		522,789,533.00
Accumulated under the program		636,089		842,761,476.00

Details of each transaction are included as an appendix to this announcement.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 17
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Transactions In Connection with Share Buy-back Program

Following these transactions, Genmab holds 3,165,695 shares as treasury shares, corresponding to 4.78% of the total share capital and voting rights.

The share buy-back program is undertaken in accordance with Regulation (EU) No. 596/2014 (‘MAR’) and the Commission Delegated Regulation (EU) 2016/1052, also referred to as the “Safe Harbour Regulation.” Further details on the terms of the share buy-back program can be found in our company announcement no. 14 dated March 25, 2025.

About Genmab

Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For more than 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO) antibody medicines®.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 17
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122